June 18, 2025

Hunter Horsley
President
Bitwise Bitcoin ETF
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise Bitcoin ETF
           Registration Statement on Form S-3
           Filed June 10, 2025
           File No. 333-287903
Dear Hunter Horsley:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. We note your disclosure on the cover page that "[p]rior to this offering, there has been no public market for the Shares." Please revise to update your cover page.
Prospectus Summary
Purchases and Sales of Bitcoin, page 3

2. Please revise to disclose the material terms of the agreements with the Bitcoin Trading
       Counterparties.
 June 18, 2025
Page 2
The Trust's Service Providers
The Bitcoin Custodian, page 5

3. We note that the Trust may retain additional bitcoin custodians from time to time.
       Please revise to disclose the criteria, if any, that the Sponsor and the Trust will use to select such additional bitcoin custodians.
Creation and Redemption of Shares, page 91

4. We note your disclosure on page 92 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized
Participant
       Agreement. Please revise to identify the current Authorized Participants that have
       Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.
5. Please reconcile your disclosures in this section relating to timing of placing of
       Creation Orders and Redemption Orders for in-kind transactions, Sections 2.08(a) and
       2.09(a) of the Trust Agreement, and Schedule 1 to the Authorized Participant
       Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:   Richard Coyle